Exhibit 4.15
THIS AGREEMENT is made on the 6th day of February 2007
BETWEEN :-
(1)	Zastron Precision -Flex (Wuxi) Company Limited (“the Company”) a company incorporated in the People’s Republic of China whose registered office is situate at Land Lot No. A64-2, Meicun Gongye Jizhongqu, Wuxi Xinqu, the People’s Republic of China and
(2)	LEVETT AND BAILEY QUANTITY SURVEYORS LIMITED (“the Consultant”), a company incorporated in Hong Kong whose registered office is situate at Eastern Central Plaza, 20th Floor, 3 Yiu Hing Road, Shaukeiwan, Hong Kong.
WHEREAS :
A.	The Company is the owner of the Site and is desirous of constructing thereon a flexible print circuit factory facility (“the Development”) at Land Lot No. A64-2, Meicun Gongye Jizhongqu, Wuxi Xinqu, the People’s Republic of China which for the purposes of identification only is set out in the plan and coloured in blue at Schedule 2.
B.	The Company is desirous of appointing the Consultant to carry out all quantity surveying services for the Company for the Project and all Construction Contracts with various contractors to complete the works comprising the Development.
NOW IT IS AGREED as follows :-
1.	INTERPRETATION

1.1	In this Agreement (including the recitals, the Schedules and the Annexures):
(a)	“Additional Services” mean any and all services which do not constitute part of the Services but which a firm of quantity surveyors of substance and repute ought, in the reasonable opinion of the Company, to be capable of performing;

(b)	“Architect” means the architect engaged by the Company to design the Works or its successors.

(c)	“Confidential Information” means any information, document or material received or obtained as a result of negotiating, entering into or performing this Agreement and any information, document or material given in or created pursuant to this Agreement;

(d)	“Consents” mean permissions, consents, approvals, licences, authorizations, registrations, certificates and permits in legally effective form;

(e)	“Construction Contracts” mean all such contracts entered into by the Company for the construction of the Works including but not limited to piling and foundation contracts, contracts for the construction of the superstructure of the Works, and contracts for the electrical and mechanical works of the Works.

(f)	“Contractors” mean such persons or body corporates engaged under the Construction Contracts to carry out the Works.

(g)	“Copyright” means patent trademark, service mark, registered design, copyright or design right or any right similar or analogous to any of the foregoing or any right or interest of any kind arising out of or created in respect of any of the foregoing or any right to bring an action for passing off or any similar or analogous proceeding;

(h)	“Government” means the Government of the People’s Republic of China and its successors;

(i)	“Project” means the Project involving the design, formation, construction, completion, commissioning, maintenance and initial operation of the Development;

(j)	“Project Manager” means the project manager for the time being appointed by the Company to manage and administer the construction of the Project and the Works or its successors.

(k)	“Services” mean all the functions, duties, obligations and services to be performed by the Consultant under this Agreement including those referred to in the Schedule 1;

(l)	“Site” means the area of land coloured in yellow on the plan attached hereto as Schedule 2.

(m)	“Working Day” means a day other than a Saturday on which commercial banks in the People’s Republic of China are open for business;

(n)	“Works” mean all the works or services to be constructed, completed, maintained, supplied and/or performed under the Construction Contracts to complete the Project and includes all permanent works, temporary works and all design for which any Contractor is responsible under any of the Construction Contracts.
1.2	In this Agreement (including the Recitals, the Schedules and the Annexures) unless the context requires otherwise :-
(a)	any reference to a Clause or a Clause is to clause or Clause of this Agreement and any reference to a Schedule, an Annexure or a Recital is to a schedule, annexure or recital to this Agreement;

(b)	any headings are for convenience only and shall not affect interpretation or construction;

(c)	references to a “person” shall be construed so as to include any company, corporation or body corporate, any individual, firm, government or governmental body any state or agency of a state, or any joint venture, association or partnership (whether or not having separate legal personality);

(d)	words and expressions in the singular include the plural and words and expressions in the plural include the singular;

(e)	words and expressions importing the masculine, feminine or neuter gender only include all such genders;

(f)	“expenses” include costs, fees, charges, overheads and expenses of every description;

(g)	“law” includes statutory, common and customary law and any constitution, basic law, decree, judgement, legislation, order, ordinance, regulation, rule, statute, treaty or other legislative measure, in each case of any jurisdiction whatever (and “lawful and unlawful” shall be construed accordingly);

(h)	references to (or to any specific provision of) this Agreement or any other document shall be construed as references to this Agreement, that document or that provision of this Agreement that document as modified, amended or supplemented from time to time:

(i)	references to any ordinance, enactment, rule, law or regulation include such ordinance, enactment, rule, law or regulation as amended, modified, consolidated, enacted or re-enacted and include any subsidiary legislation made thereunder;

(j)	“document” includes information recorded in any form;
2.	SERVICES

2.1	Notwithstanding the date of this Agreement as first above written, this Agreement shall take effect and be construed as if it had been entered into on the date upon which the Consultant first commenced to perform the Services.

2.2	The Consultant shall perform the Services in accordance with the terms of this Agreement and to the satisfaction of the Company.

2.3	The Company may at any time require the Consultant to perform Additional Services in connection with the Project and in the event that it is required so to do the Consultant shall perform Additional Services in accordance with this Agreement.

2.4	The Consultant’s remuneration for the performance of Additional Services shall be as provided in Schedule 3 or at the option of the Company be such lump sum agreed by the Company and the Consultant.

3.	STANDARDS

3.1	The Consultant confirms to the Company that it possesses a high level of expertise and experience in relation to the Services and Additional Services and the performance thereof and acknowledges :-
(a)	that the Company has entered into this Agreement in reliance on the Consultant having before the date of this Agreement represented to the Company that it has such level of expertise and experience; and

(b)	that the Company relies on the Consultant’s expertise and experience in performing the Services and Additional Services.
3.2	The Consultant shall perform the Services and Additional Services it is required to perform with a high degree of skill, care and diligence having particular regard to the level of expertise and expedience warranted in Clause 3.1.
3.3	The Consultant shall perform the Services and Additional Services it is required to perform efficiently, faithfully, conscientiously and expeditiously and in such manner as to avoid any delay in the progress of the execution of the Works, the Project and/or any part thereof.
3.4	The Consultant shall perform the Services and Additional Services it is required to perform such that it shall not in any way whatsoever cause or contribute to any breach by the Company, its servants or agents of its or their functions, obligations or duties under any of the Construction Contracts nor in any way whatsoever cause or contribute to any claim, proceeding, liability, loss, expense or damage of whatsoever nature to the Company, its servants or agents arising under the terms thereof nor in any way whatsoever prevent the Company from or impede the Company in complying timeously with the provisions of any of the Construction Contracts nor in any way whatsoever prevent the Company from or impede the Company in obtaining all benefits under the Construction Contracts.
4.	PERSONNEL

4.1	The Consultant shall at all times employ and utilise in the performance of the Services and the Additional Services such sufficient number of staff having regard to the minimum requirements as set out in Schedule 3, all of whom shall possess suitable qualifications, expertise and experience, as is necessary for the performance of the Services in accordance with this Agreement, and subject to the provisions of Clause 4.3 shall ensure that there is made available to all such staff all necessary resources, facilities and support.

4.2	If in the opinion of the Company the performance or conduct of any person for the time being appointed to carry out the Services or Additional Services or has been unsatisfactory the Company may, after consulting the Consultant, require that such person is forthwith removed by the Consultant from the position which he holds and the Consultant shall promptly provide a replacement subject to obtaining the written consent of the Company.

4.3	If in the opinion of the Company the staff or any element of the staff utilised by the Consultant in the performance of the Services are inadequate, whether by reason of lack of numbers, lack of suitable qualifications, expertise or experience or otherwise, the

Company may, after consulting the Consultant, require the Consultant to forthwith at no additional cost employ and utilize in the performance of the Services and the Additional Services such additional and/or more or differently qualified, expert or experienced staff as the Company reasonably considers to be necessary.
4.4	If the Consultant fails within a reasonable time to comply with any requirement of the Company under Clause 4.3 then the Company may, either itself, or as agent for the Consultant, employ on such terms and conditions as the Company thinks fit such number of staff possessing such qualifications, expertise and experience as the Company considers necessary and may require the Consultant to utilise all or any of such staff in the performance of the Services.
4.5	The Company may deduct from any sum due to the Consultant under this Agreement any cost or liability incurred by the Company in connection with the employment of any person employed pursuant to Clause 4.4.
5.	FEES
5.1	Subject to the Consultant performing the Services in accordance with this Agreement and observing and performing every other obligation it may have under this Agreement, the Company shall pay the Consultant for the performance of the Services in accordance with the provisions of Schedule 4.
5.2	Except only as provided in Clause 5.2, the Consultant’s entitlement under Clause 5.1 shall be the Consultant’s total and only entitlement to payment (including payment by way of reimbursement) for or in respect of:
(a)	performance, whether before or after the date of this Agreement, of the Services (and the Consultant shall not be entitled to any other or additional payment on a quantum meruit basis or otherwise for any cause or in any circumstances whatsoever); and

(b)	all and any expenses incurred by the Consultant or on its behalf, whether before or after the date of this Agreement, in or for the purpose of the performance of the Services or otherwise in connection with the Services, the Works and/or this Agreement.
6.	CO-OPERATION
6.1	The Consultant shall timeously comply with all instructions and directions given by the Company in relation to the Services and the Additional Services or the performance thereof. The Consultant shall co-ordinate the performance of the Services (and Additional Services) with any other consultant separately appointed by the Company in respect of the Works. Without prejudice to the foregoing, the Consultant shall obtain all necessary drawings, documentation and information relating to the Works from such other consultants to enable the Consultant to perform his obligations under this Agreement.
6.2	The Consultant shall pro-actively and to the satisfaction of the Company keep the Company fully informed at all times of all matters relating to or arising from the Services or the performance thereof and, so far as the same are within the knowledge of the

Consultant, of all matters relating to or arising from the Works and/or the Project and/or the execution of either or both of the same of which it is in the interest of the Company to be informed or of which the Company requires to be informed, including but without limitation any matter referred to in Clauses 6.5(a) to (b).
6.3	The Consultant shall co-operate fully with the Contractors and provide the Contractors timeously with such documents, advice, information, materials and assistance as the Contractors may reasonably require for or in connection with the performance of the Construction Contracts.
6.4	The Consultant shall attend such meetings and prepare and supply such reports, documents, information, materials, advice and assistance in relation to the Services, the Works and/or the Project and/or the performance or execution of any or all of the same as the Company may require.
6.5	Without prejudice or limitation to the foregoing provisions of this Clause and as a minimum requirement which must be met in any circumstances, the Consultant shall at such intervals as the Company shall reasonably require :-
(a)	attend with the Company and such other persons as the Company may require progress meetings to be convened by the Company;

(b)	submit to the Company and such other persons as the Company may require progress reports;
6.6	The Consultant shall impart in every progress report submitted pursuant to Clause 6.5(b) and shall be properly prepared to discuss and impart at every meeting convened pursuant to Clause 6.5(a) all such information, advice and assistance as may be necessary or desirable in the circumstances having particular regard to the provisions of Clause 6.2, or required by the Company and in any event every such report shall, and in every such meeting the Consultant shall be properly prepared to :-
(a)	detail and assess the actual progress of the performance of the Services and the Additional Services and the execution of the Works and the Project together with a comparison of such progress against the progress contemplated by the current programme;

(b)	anticipate and assess matters which may delay or render more costly than may have been anticipated by the Company the performance of the Services and the Additional Services or the execution of the Works and the Project together with advice as to the steps which have been or should be taken to minimize the likelihood of such events delaying or rendering more costly than may have been anticipated by the Company such performance or execution;

(c)	anticipate and assess the decisions which the Company should be considering making in relation to the Services and the Additional Services, the Works and/or the Project and/or the performance or execution of any or all of the same together with advice which will enable the Company to make such decisions in a timely and informed manner;

(d)	detail and assess the steps which the Consultant plans to take during the period from the date of the progress report up to the date or anticipated date of the next progress report.
7.	INSURANCE
7.1	Without in any way limiting its obligations or liabilities under this Agreement or at law, the Consultant shall maintain in full force and effect with a well-established, substantial and reputable insurance office or underwriter and in a form and upon terms and conditions approved by the Company professional indemnity insurance, providing a level of indemnity of not less than fifty million Hong Kong Dollars (HK$50,000,000.00) for any occurrence or series of occurrences arising out of any one event in respect of the liability of the Consultant to the Company or to any other person under this Agreement or in respect of any negligent act or omission of the Consultant or otherwise in respect of the Services, the Additional Services, the Works, the Project and/or the performance or execution of any or all of the same.
7.2	The Consultant shall ensure that the insurance referred to in Clause 7.1 is maintained in full force and effect throughout the period from the date of this Agreement until the expiration of 12 years after that date. Either in the same policy or additionally, the Consultant shall maintain sufficient insurance, for the like period, as would properly protect the Company against any claims by third parties in respect of the performance of the Works by the Consultant. If , for any reason, the Consultant fails to maintain the insurance referred to in Clause 7.1 the Consultant shall immediately inform the Company of this in writing and whether or not the Consultant does so inform the Company and without prejudice to any other rights and remedies of the Company, the Company may:-
(a)	if it considers that the cause of the Consultant’s failure is the unavailability of such insurance, require the Consultant at the Consultant’s own expense forthwith to enter into other arrangements satisfactory to the Company; or

(b)	whether or not it considers that the cause of the Consultant’s failure is the unavailability of such insurance, take out and maintain in force such insurance and pay such premium or premiums as may be necessary for that purpose and from time to time deduct the amount so paid from any monies due or which may become due to the Consultant or recover the same as a debt due from the Consultant.
7.3	As and when the Consultant is required to do so by the Company, the Consultant shall produce evidence satisfactory to the Company that the Consultant’s obligations under this Clause at all times have been and are being complied with.
8.	CONFIDENTIALITY
8.1	Except as may be reasonably necessary for the purposes of performing the Services in accordance with this Agreement, no Confidential Information shall be disclosed by the Consultant to any person or used by the Consultant for any purpose without the prior written consent of the Company

8.2	Without prejudice to the generality of Clause 8.1 the Consultant shall not without the prior written consent of the Company publish alone or with any other person any articles, advertisements, photographs, other illustrations or any other information relating in any way to the Services and the Additional Services, the Works or the Project.
8.3   Clause 8.1 shall not prevent the Consultant from making for a proper purpose disclosure :-
(a)	to the Consultant’s auditors or to the Consultant’s lawyers, banker or other professional advisors;

(b)	required by law; or

(c)	necessary or desirable for the conduct of any arbitration under Clause 20 or in any legal proceedings before a court of law.
8.4	The Consultant acknowledges and agrees that damages or an account of profits will not be an adequate remedy for any breach of this Clause 8 and that to prevent a breach or a continued breach of this clause the Company shall be entitled to an injunction.
8.5	The restrictions contained in this Clause shall continue to apply after the termination of this Agreement without limitation in time.
9.	TERMINATION
9.1	The Company may at any time require the Consultant permanently to cease the performance of all or any part of the Services or the Additional Services by giving notice in writing to that effect to the Consultant specifying the Services or the Additional Services, the performance of which is to be ceased and the time when such cessation is to take effect. A notice requiring the Consultant to cease performance of all of the Services and the Additional Services shall operate to terminate this Agreement with effect on the date on which the cessation is specified to take effect.
9.2	The Company may at any time require the Consultant to suspend the performance of all or any part of the Services or the Additional Services by the Consultant by giving notice in writing to that effect to the Consultant specifying the Services or the Additional Services, the performance of which is to be suspended and the time when such suspension is to take effect.
9.3	Subject to Clause 9.4, the Company may at any time require the resumption of the performance of any or all Services or the Additional Services, the performance of which has been suspended, by giving notice in writing to that effect to the Consultant specifying the Services or the Additional Services, the performance of which is to be resumed and the time when such resumption is to take effect and in such circumstances the Consultant shall be entitled to be paid by the Company such sum as the Company considers to be equal to the additional cost reasonably and necessarily incurred by the Consultant for the purpose of resuming performance of the Services or the Additional Services.
9.4	If the Company does not within a period of 365 Working Days require the resumption of the performance of any Services or the Additional Services, the performance of which the Company has required the Consultant to suspend, then upon the expiry of such period the Company will be deemed to have required the Consultant to cease the performance of such Services or the Additional Services.
9.5	If the Company fails to pay any sum due to the Consultant within a period of 50 Working Days after it has become due, then the Consultant shall be entitled by registered post to give the Company 14 Working Days’ notice in writing specifying the breach and requiring the Company to rectify the same within such period of notice and if upon the expiry of such notice, such default still persists, the Consultant may within 7 days thereafter be entitled to give notice in writing by registered post to the Company to forthwith terminate this Agreement.
9.6	If the Consultant fails to comply with any term of this Agreement, the Company shall be entitled by registered post to give 14 Working Days’ notice to the Consultant specifying the breach and requiring it to rectify the same within such period of notice and if upon the expiry of such notice, such default still persists, the Consultant may within 7 days thereafter be entitled to give notice in writing by registered post to the Company to forthwith terminate this Agreement.
10.	EFFECT OF TERMINATION
10.1	If the Company requires the Consultant to cease performance of all of the Services and the Additional Services or to suspend the performance of all of the Services and the Additional Services and the Company’s decision to require the cessation or suspension was not made because of, inter alia, any breach by the Consultant of any of its obligations under this Agreement or because the Company had reasonable grounds to suspect the Consultant might be or become unable to perform the Services or the Additional Services or if the Consultant terminates this Agreement pursuant to Clause 9.5, then the Consultant shall be entitled to payment pursuant to Clause 5.1 of such sum as the Company considers to be fair and reasonable having regard to the nature and extent of the Services and the Additional Services performed between the time at which the last payment was made to the Consultant pursuant to Clause 5.1 and the time of the cessation or suspension.
10.2	If the Company requires the Consultant to cease performance of any part of the Services or the Additional Services, then with effect from the date on which the cessation is specified to take effect the Consultant shall be entitled to payment pursuant to Clause 5.1 only to such extent as the Company considers to be fair and reasonable having regard to the nature and extent of those parts of the Services and the Additional Services which are continuing.
10.3	If the Company requires the Consultant to suspend performance of any part of the Services or the Additional Services, then with effect from the date on which the suspension is specified to take effect until such date (if any) as the Company requires the Consultant to resume performance of all of such Services and the Additional Services the Consultant shall be entitled to payment pursuant to Clause 5.1 only to such extent as the Company considers to be fair and reasonable having regard to the nature and extent of those parts of the Services and the Additional Services which are continuing.
10.4	If the Company requires the Consultant to cease performing or to suspend performance of any or all of the Services or the Additional Services or if this Agreement is terminated pursuant to Clause 9.5 or 9.6, then the Consultant shall immediately take such action as may be necessary or desirable to bring to an end in an orderly manner the Services and Additional Services, the performance of which is thereby suspended or ceased but, in the case of suspension, in such a manner that the performance of the Services and the Additional Services may be resumed as soon as possible with the minimum possible additional cost if a notice requiring the resumption thereof were given by the Company and unless the Company’s decision to require the cessation or suspension was made because of, inter alia, any breach by the Consultant of any of its obligations under this Agreement or because, inter alia, the Company had reasonable grounds to suspect that the Consultant may be or become unable to perform the Services or the Additional Services, then the Consultant shall be entitled to be paid by the Company such sum as the Company considers to be the additional cost reasonably and necessarily incurred by the Consultant for the purpose of taking the actions referred to above in respect of the Services and the Additional Services whose performance have been ceased or suspended.
10.5	If the Company requires the Consultant to cease performing or to suspend performance of any or all of the Services or the Additional Services or if this Agreement is terminated pursuant to Clause 9.5 or 9.6 then, unless the Company otherwise requires, the Consultant shall deliver and make available to the Company or as the Company may direct all documents, information, property and materials of the Company and all documents, information, property and materials which are in the ownership, possession, custody or control of the Consultant or any sub-contractor of the Consultant or any of their respective servants, agents or delegates and which relate to the Services, the Additional Services, the Works and/or the Project and/or the performance or execution of any or all of the same and shall give all such assistance and advice as the Company may request to effect a smooth handover to the Company or any other person authorized by it. The Consultant expressly waives any lien or other right it might have to retain possession or ownership of any such information, property, materials, documents and designs pending payment of any amounts due to it hereunder.
10.6	Without prejudice or any limitation to Clause 10.5, if this Agreement is terminated pursuant to Clauses 9.5 or 9.6, the Copyright in all documents, data, calculations, software, materials, knowhow and information in relation to the Services, Additional Services, the Works and/or the performance or execution of any or all of them which have been or may in future be prepared, used or required by or in the possession, custody or control of the Consultant shall become the absolute property of and shall be assigned to the Company.
10.7	The termination of this Agreement shall be without prejudice to all rights and liabilities of the parties accrued up to the time of termination.
11.	LIMITATIONS ON AUTHORITY

It is acknowledged and agreed that the Company may require certain express limits upon the authority of the Consultant to be inserted in the Construction Contracts. The Consultant will strictly observe any and all such limits and shall promptly seek the authority of the Company for any instruction or any other act or omission which is not within such limits.
12.	INDEMNITY

The Consultant shall indemnify and keep indemnified the Company from and against any loss, cost (including any cost of enforcement), liability, damage, claim or proceeding of whatsoever nature which the Company incurs or suffers as a direct consequence of or in connection with or arising out of any act, negligent act, or omission on the part of the Consultant, its sub-contractors, delegates, servants or agents resulting in :-
(a)	Any breach by the Consultant, its servants, agents, delegates or sub-contractors of this Agreement;

(b)	Any breach of any warranty given in this Agreement by the Consultant;

(c)	Any person employed by the Company pursuant to Clause 4.4.
13.	ASSIGNMENT AND SUBLETTING
13.1	Except as may be permitted under Clause 13.2, the Consultant may not :-
(a)	assign all or any part of the benefit of, or its rights or benefits under, this Agreement;

(b)	sub-contract or delegate all or any part of the Services.
13.2	The Consultant shall obtain the prior written permission of the Company to :-
(a)	the sub-contracting or further sub-contracting of any part of the Services;

(b)	the replacement of any person to whom any part of the Services has been sub-contracted or further contracted.
13.3	No sub-contracting or delegation by the Consultant nor permission therefor by the Company shall relieve the Consultant from any functions, duties, obligations or liabilities under this Agreement or law and the Consultant shall be liable and responsible for the acts, omissions, defaults and neglects of any sub-contractor or delegate and of any sub-contractor’s or delegate’s servants or agents as fully as if they were the acts, omissions, defaults or neglects of the Consultant.
13.4	The Company may assign all or any part of the benefit of, or its rights and benefits under, this Agreement.
13.5	The Company may delegate to any person all or any of its rights, powers, authorities and/or discretions under this Agreement. Any such delegation may be made on such terms and conditions as the Company may think fit (including power to sub-delegate) and shall be notified to the Consultant in writing.
14.	ENGLISH LANGUAGE

This Agreement is drawn up in English which language shall be the ruling language in which this Agreement shall be construed and interpreted. All correspondence, notices, other written communication and documents given, entered into or prepared under or in connection with this Agreement shall, unless the Company directs otherwise, be in English.

15.	INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect that shall not affect the legality, validity or enforceability of any other provision of this Agreement.

16.	WAIVERS

16.1	The exercise by the Company of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

16.2	No failure on the part of the Company to exercise, nor any delay or failure of the Company in exercising any right, power or remedy provided by law or under this Agreement shall impair or operate as a waiver of such right, power or remedy.

16.3	The rights powers and remedies of the Company provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

17.	AMENDMENTS AND CONSENTS

17.1	Any provision of this Agreement may be amended or supplemented if the Company and the Consultant so agree in writing signed by the Company and the Consultant or pursuant to a right of the Company under this Agreement.

17.2	Any waiver by the Company of any provision of this Agreement or of any right, power or remedy provided by law or under this Agreement shall not be effective unless in writing signed by the Company and containing an express statement that it is a waiver pursuant to this Clause.

17.3	No obligation or liability of the Consultant under or arising from or in connection with this Agreement shall be relieved, released or diminished by :-
(a)	any licence, consent, permission or approval given or withheld by or on behalf of the Company or by any requirement imposed as a pre-condition to the giving of any licence, consent, permission or approval or any condition subject to which any licence, consent, permission or approval is given;

(b)	the receipt by the Company or any of its advisers of any documents, materials or information;

(c)	the payment to the Consultant of any sum under this Agreement;

(d)	any checking certification, approval or other act or omission of any person appointed pursuant to any of the Construction Contracts or otherwise as a design or quantum checker, checking engineer or quantity surveyor or other person whose duties involve any form of checking, certification and/or approval;

(e)	any independent enquiry into any relevant matter that may be made or carried out by or for the Company;

(f)	the appointment by the Company of its own advisers or the enquiries made by such advisers into any matter;

(g)	any requirement of, or any direction or instruction given by or on behalf of the Company;

(h)	any document, information or material supplied to the Consultant by or on behalf of the Company or any other person; and/or

(i)	any act, omission, neglect or default of any of the Contractor;

(j)	any Contractor or other person making any contribution to, relying on, using, taking over, completing, giving any warranty or assurance in respect of or assuming or having any obligation or liability in respect of any design, drawing, plan, detail, specification, calculation, software, requirement, model, material, knowhow, information, document, matter or thing whatsoever which the Consultant has prepared, generated, created or in any way contributed to.
17.4	The Consultant acknowledges that the Company shall be under no obligation to check in any way any document, information, advice, assistance, materials or matter prepared, supplied or undertaken by the Consultant and may rely on any of the same without doing so.
18.	NOTICES
18.1	All notices given or made under this Agreement and any other communications which under this Agreement are to be in writing shall be addressed as provided in Clause 18.2 and, if so addressed, shall be deemed to have been duly given or made as follows -:
(a)	if sent by personal delivery, upon delivery at the address of the relevant party;

(b)	if sent by post, upon delivery seven clear Working Days after the date of posting; and

(c)	if sent by facsimile, when despatched.
18.2	The relevant addressee, address and facsimile number of the Company and the Consultant for the purposes of this Agreement, subject to Clause 18.3 are:-

Name of party	Address	Facsimile No.

COMPANY :-

Zastron Precision	c/o Zastron Electronic	Tel No. (86755) 27492297
— Flex (Wuxi) Co	(Shenzhen) Co Ltd.	(852) 23410273
Ltd	Gu Su Industrial Estate,
	Xixiang, Baoan, Shenzhen	Fax No. (86755) 27496132

Name of party	Address	Facsimile No.

	PRC, Postal Code 518126	(852) 22631223

Contact person(s):	Ms. Patinda Lei / Mr. Joseph Li

CONSULTANT :-

Levett and Bailey	Eastern Central Plaza,	Tel No. (852) 2823 1823
Quantity	20th Floor,	Fax No. (852) 2884 9913
Surveyors Limited	3 Yiu Hing Road,
Shaukeiwan, Hong Kong.

Contact person(s):	Mr. Kenneth Kwan Kin / Mr. K.M. Chau
18.3	A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or facsimile number for the purposes of Clause 18.2 provided that such notification shall only be effective on :-
(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than two clear Working Days after the date on which notice is given, the date following two clear Working Days after notice of any such change has been given.
19.	ENTIRE AGREEMENT

This Agreement constitutes the whole and only agreement between the parties relating to the Services, the Works and/or the Project and/or the performance or execution of any or all of the same and, except to the extent repeated in this Agreement and except for the representations referred to in Clause 3.1(a), supersedes and extinguishes any prior agreements, undertakings, representations, warranties, promises and arrangements of any nature whatsoever, whether or not in writing, relating thereto.
20.	ARBITRATION

20.1	If any dispute or difference of any kind whatsoever shall arise between the Company and the Consultant in connection with or arising out of this Agreement or the performance of the Services and/or Additional Services whether during the performance of the Services and/or Additional Services or after completion thereof and whether before or after the termination, abandonment or breach of this Agreement, the Company and the Consultant shall endeavour in good faith to resolve it by amicable negotiations and if it is resolved shall record the terms on which it is resolved in a statement signed by both parties. Unless this Agreement shall have been already terminated or abandoned the Consultant shall in every case continue to perform the Services and/or Additional Services in accordance with this Agreement. If no such statement is signed by both parties within a period of 90 days from the date on which such negotiations commenced then either the Company or the Consultant may require that the matter shall be referred to arbitration in accordance with and subject to the provisions of the Arbitration Ordinance and any such reference shall be deemed to be a submission to arbitration within the meaning of such Ordinance. Save in a case where the Company has required the Consultant to cease performing all the Services and/or Additional Services prior to completion thereof, no steps shall be taken in the reference to the arbitrator until after the completion or alleged completion of the performance of the Services and/or Additional Services unless with the written consent of the Company and the Consultant. The arbitrator shall have the power to hear concurrent disputes with third parties which relate to the same matter of facts in dispute between the parties to this Agreement. The venue of the arbitration shall be in Hong Kong at the Hong Kong International Arbitration Centre.
21.	GOVERNING LAW

This Agreement shall be governed and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.
IN WITNESS WHEREOF the parties hereunto have caused this Agreement to be executed the day and year first above written.

Signed by Ms. Lei Lai Fong, Patinda	)
For and on behalf of Zastron Precision -Flex	)
(Wuxi) Company Limited	)
with the Company Seal	)
was hereto affixed and delivered in the presence	)
of :-)

Signed by Mr. Kenneth Kwan Kin	)
For and on behalf of Levett and Bailey Quantity	)
Surveyors Limited with the Company Seal was hereto	)
affixed and delivered in the presence of :-)

SCHEDULE 1 : SCOPE OF SERVICES
The scope of services to be provided by the Consultant shall be :-
PART A : PRE-CONTRACT SERVICES
1.	Generally

1.1	Attend and contribute to meetings on design, tendering procedures (if required) and contract arrangements. Provide early cost advice to outline design options.

2.	Tendering for Architect and Project Manager

2.1	Suggesting name of potential candidates for Architect and Project Manager and issuing invitation letter to potential candidates for Architect and Project Manager.

2.2	Preparing draft tender documents based on Company’s requirements for the Company’s comments, incorporating the Company’s comments and preparing formal tender documents.

2.3	Prepare tender reports on the financial and contractual aspects on the returned tenders.

2.4	Attend meetings for tender preparation, tender opening and tender assessments.

3.	Preliminary Estimate and Cost Plan

3.1	Prepare preliminary approximate estimates and to establish a cost budget based on the initial conceptual design. Revise and refine as necessary.

3.2	Prepare estimated cash flow of the construction expenditure based on the preliminary programme.

3.3	When the design has been developed and approved, prepare a cost plan, to be in cost elemental form and based partly upon statistics applied to unit areas of accommodation and partly upon approximate quantities measured from drawings. This will be a two or three stage exercise with re-adjustment to suit the Company’s budget requirements and the Architect’s design intent and bring the cost plan to an acceptable budget.

3.4	A cash flow prediction will also be prepared based upon the accepted cost plan.

3.5	Preparing and updating the cash flow estimate and cost report from the detailed estimate and project programme showing the estimated amount of monthly expenditure throughout the construction period.

3.6	During the planning stage, carry out cost studies and provide cost advice on various options relating to finishes, materials and construction methods as may be required by the Architect.

3.7	Preparing more detail preliminary estimates based on the preliminary design drawings, allocating costs to the functional parts of the building so that the Company can see where the money will be spent and to modify planning accordingly to maintain the cost budget.

3.8	Advising on arrangement of contract packages and tending / contracting strategies.

3.9	Attending co-ordination meetings and advising the Company for any possible essential major extras. Attending meetings in Wuxi by personnel from Wuxi, Shanghai and/or Hong Kong as necessary.

3.10	Updating the estimates as planning and progresses and providing all cost advice necessary to the Company and to enable the Company to plan within the cost budget.

4.	Programming

4.1	Assisting the Architect in preparing the master development programme and provide input as and when necessary.

5.	Tender Documents (if required)

5.1	Drafting and advising on the most suitable form and wording of the Conditions of Contract for use in the Construction Contracts for consideration by all parties concerned and co-ordinate as appropriate.

5.2	When detailed drawings have been developed and approved, prepare Bills of Quantities (if required) for the Construction Contracts. Technical Specifications, which are to be prepared by other project consultants, will be inserted into the tender documents (if required) of the Construction Contracts as appropriate.

5.3	Preparing all such bills of quantities, schedules, drawings, estimates of costs, forms of tender (if required), conditions of tender, contracts, conditions of contract and incorporating the specifications, drawings, design requirements and other documents and do all such other acts, matters and things as may be necessary or required by the Company to enable the Company to invite tenders (if required) or quotations or otherwise place orders for the Works and all parts thereof.

6.	Providing advice as to prevailing conditions for competitive tenders (if required) at the time of going to tender (if required) or for quotations submitted by the Contractors.

7.	Assisting the Architect in compiling lists of tenderers (if required) for the Construction Contracts.

8.	Pricing of Bills of Quantities

8.1	When required by the Company, price the completed Construction Contract Bills of Quantities to form a pre-tender estimate, report this to the Company and if necessary to propose modifications prior to the date set for receipt of tenders (if any).

9.	Tender (if any) or Quotation Analysis and Report

9.1	Scrutinize the tenders (if any) or quotations received and carry out a detailed check to identify any errors in arithmetic and inconsistent pricing.

9.2	Particular attention will be paid to analyzing the pricing strategy of the tenderers (if any) or the Contractors and advising the Company on action required. This will form the subject of a report to be sent with the Consultant’s recommendations for any amendments which are considered appropriate prior to the award of a Contract.

10.	Contract Clarification and Award

10.1	Review, assess and assist, advise and report to the Company in relation to all tenders (if any) or quotations received and the negotiation and selection of tenders (if any) or quotations for acceptance, clarifying both the terms and pricing of the tenders (if any) or quotations and subsequently assist in drafting the letter of intent or letter of acceptance.

10.2	Assist in any post-tender (if any) clarification meetings and collate records of relevant matters arising for incorporation as necessary into the contract documents.

11.	Contract Document

11.1	Subsequent to the award of each tender (if any) or the Construction Contracts to compile formal contract documents by the Company and Contractors.

11.2	Providing cost and contract advice on the specifications provided by others.
PART B : POST-CONTRACT SERVICES
1.	Cost Control

1.1	At regular intervals prepare a Financial Statement showing approved budget allowances against estimated actual amounts.

1.2	Actual expenditure amounts will be further broken down into amounts committed and amounts estimated or which are in the nature of contingencies.

1.3	All major changes in commitments will be highlighted in the Financial Statements.

1.4	Should major variations be proposed between the dates for the Financial Statements, these will be valued in approximate terms and advised on for implementation.

1.5	A revised estimate of cash flow will be prepared for each Financial Statement.

1.6	Commenting on the insurance policies and performance bonds submitted by the Contractors.

1.7	Advising the design team on the appropriate cost effect of variations under consideration when requested.

1.8	Assisting the Architect in contract administration on cost and contractual matters.

2.	Contract Administration

2.1	Provide general advice on contract administration as and when necessary. Examining, commenting and reporting on insurance policies and performance bonds.

3.	Progress Payments

3.1	Value the works in progress, taking particulars and submit valuations to the Architect for certifying payments on account to the Contractors. This shall be carried out at such intervals as to comply with the interim payment provisions in the Construction Contracts.

4.	Measurement of Variations

4.1	Variations will be evaluated as soon as practicable during the progress of the Works and agreed at that stage with the Contractors.

4.2	Advise the Company on the approximate cost effect of variations under consideration.

4.3	Measuring and preparing bills of variations to the Construction Contracts and pricing and agreeing the amounts of extras and credits with the Contractors.

4.4	Preparing progressive budgetary statements throughout the contract period showing the up-to-date financial commitment by adjusting the contract sums for variations to the Construction Contracts, adjustment of prime cost and provisional sums etc.

5.	Contractor’s Claim

5.1	Assess, evaluate and report on the contractual and financial implications of claims made by the Contractors.

5.2	Negotiate with the Contractors on claims and assist the Company to reach agreement with the Contractors.

6.	Final Accounts

6.1	When the Works have been completed, prepare, present and agree final accounts, which is a detailed statement of final cost of the Project with the Nominated Sub-Contractors, Nominated Suppliers and the Contractors as appropriate.

6.2	If applicable, prepare such final accounts for submission to the relevant government construction cost bureau for verification and validation. The Consultant shall assist to liaise and negotiate with the requisite authorities to attempt to agree on the same.

6.3	Within circumstances under control of the Consultant, the measurement and presentation to the Contractors of the Final Account will be completed within the Defects Liability Period.

6.4	Without prejudice or any limitation to the foregoing to timeously prepare a final account for the final construction cost of the Works for the purpose of allowing the Company to apply for the title deeds of the Works and to timeously procure the Contractors’ agreement to the same.
PART C : BUILDING SERVICES
The Consultant’s services in respect building services contracts or sub-contracts (i.e. mechanical and electrical services including plumbing and above ground drainage) (if any) shall be the same as those specified in PART A and B above save that schedules of rates will be prepared in lieu of bills of quantities for the tender (if any) and contract documents.
PART D : MEETINGS
Attendance at co-ordination meetings with consultants on contractual and cost issues and monthly site meetings. Meetings in Wuxi shall be attended by personnel from Wuxi, Shanghai and /or Hong Kong as and when required.
PART E
The Consultant acknowledges that given the magnitude and complexity of the Project and the Works it is not practicable to describe all of, or to describe in detail any of, the functions, duties and services which the Company will require the Consultant to perform and provide and that the foregoing paragraphs of this Schedule 1 comprise a general and non-exhaustive description of the functions, duties and services which are to be performed and provided. Accordingly, the Consultant shall perform and provide all such other functions, duties and services as are inherent, incidental or ancillary to or associated with the functions, duties and services described in this Schedule 1.
PART F : WORKS OR SERVICES EXCLUDED
1.	The following are excluded from the scope of services :-
a)	Involvement in litigation, arbitration and major claims/contractual disputes

b)	Re-tendering of the project

c)	Termination of any Construction Contracts before completion

d)	Services in connection with fire damage to the Works

e)	Services in connection with taxation matters
2.	An additional fee to be agreed with the Company will be charged for the services in sub-paragraph 1 above if subsequently carried out.

SCHEDULE 2
SITE PLAN

SCHEDULE 3 : STAFFING LEVELS

Director	Kenneth KWAN, K M CHAU
Associate Director	Iris LEE
All important documents such as Estimates, Tender Reports (if any) or quotations, Bills of Quantities, Valuations and Final Accounts are read by the Director and the Deputy/Associate Director. All incoming and outgoing mail is similarly reviewed by the Director.
All routine matters are handled by a Project Surveyor (Ms. Hu Ai Hua, a Quantity Surveyor of the Consultant) who will be attending all meetings.
Important, urgent or complicated matters will receive the attention of the Director and/or the Deputy/Associate Director, who will attend meetings where appropriate.

Director	HK$2,250 per hour
Associate Director	HK$1,500 per hour
Senior Quantity Surveyor	HK$1,050 per hour
Quantity Surveyor	HK$700 per hour
Assistant Quantity Surveyor	HK$400 per hour
Quantity Surveying Assistant	HK$250 per hour
Note :
(1)	The above rates include profit and overhead charges.

(2)	The above rates include clerical time which will not be charged for in addition.

SCHEDULE 4 : PAYMENT SCHEDULE
1.	The Consultancy Fee of the Consultant for the performance of the Services described shall be HK$150,000.00 (for services described in Section 2, Part A of Schedule 1) and 1.3% of the total construction cost (the estimate of which is presently unknown) for services described in Sections 1, 3 to 11 of Part A and Parts B to E of Schedule 1). The interim payments to the Consultant below include all mechanical and electrical installations but exclude the costs of production equipment.

The above Consultancy Fee is payable in the manner as stated below.

2.	The payment of the Consultancy Fee shall be as follows :-

Percentage of Fees
For services described in Section 2, Part A of Schedule 1 Upon completion of Architect /Project Manager tender documents	60%

Upon award of Architect /Project Manager Contract	40%

100%

Percentage of Fees
For services described in Sections 1, 3 to 11 of Part A and Parts B to E of Schedule 1 Upon completion of First Cost Estimate	5% of the final total construction cost

Upon completion of Main Contract
Tender Documents (if required) or the Main Contract documentation	55%
Amount paid in equal monthly installments over the Main Contract Construction period	30%
Upon completion of the Final Account	10%

100%

3.	The sum payable to the Consultant shall, until the total construction cost is known, be paid by the Company to the Consultant in instalments and shall be calculated by reference to the estimate of total construction cost. Instalments paid by the Company to the Consultant in accordance with the above schedule shall constitute no more than payments on account. A statement of the total sum due to the Consultant shall be prepared when the total construction cost is fully known. Such statement, after giving credit to the Client for all instalments previously paid, shall state the balance (if any) due from the Company to the Consultant or from the Consultant to the Company, as the case may be, which balance shall be paid to or by the Consultant as the case may require.

4.	The Consultancy Fee shall be paid in Hong Kong in Hong Kong Dollars (HK$) free of any PRC taxes. For the avoidance of doubt, the Consultant shall be responsible for any PRC taxes payable in respect of the Consultancy Fee.
D1

5.	The Company shall reimburse the Consultant the following:-
(a)	Lithography, printing, photocopying, binding and translation of documents and overseas telephone calls will be charged for in addition, at net cost; and

(b)	Reasonable overseas travelling and subsistence expenses incurred wholly and necessary in respect of the project at net cost.

(c)	Endorsement fee of tender and contract documents, final accounts etc by local consultants, if required.

Private & Confidential
Dated the 6th day of February 2007
ZASTRON PRECISION -FLEX (WUXI) CO LTD
and
LEVETT AND BAILEY QUANTITY SURVEYORS LIMITED

AGREEMENT FOR QUANTITY SURVEYING SERVICES